SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

AGA MEDICAL HOLDINGS, INC.

(Name of Subject Company)

AGA MEDICAL HOLDINGS, INC.

(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

008368102

(CUSIP Number of Class of Securities)

John R. Barr
President and Chief Executive Officer
AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442

(763) 513-9227

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

Ryan C. Brauer, Esq.

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

•                  The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by AGA Medical Holdings, Inc. on October 18, 2010 (including all exhibits attached thereto) is incorporated herein by reference.

•                  The email communication attached hereto as Annex A was distributed to all employees of AGA Medical Holdings, Inc. (“AGA Medical”) on October 18, 2010.

•                  The questions and answers attached hereto as Annex B were distributed to certain field sales employees of AGA Medical on October 18, 2010.

Annex A

To: All Employees

Title:  The Next Chapter

The story of AGA Medical is one that has unfolded in a number of chapters. There are a number of recurring themes throughout the book. These include the genius and leadership of Dr. Amplatz, the quality of our products and our people and most importantly, the impact we have had on the lives of patients around the world.

Today, the next exciting chapter will unfold as we announce that AGA Medical will become part of St. Jude Medical. I have attached a copy of a press release that went out only moments ago. Our joint goal will be to close the transaction before year end.

Since we completed the IPO almost exactly one year ago, one of the most frequent questions I get from employees is “Will a larger company buy AGA Medical”? I have answered consistently along the way. We have two great shareholders in Welsh Carson Anderson and Stowe and Franck Gougeon. Together they control about 65% of the shares so in a sense we control our destiny. I would add that I would be less than forthright to say that we will never be bought since we all work for our shareholders and we need, in the end to do what is best for all of them.

The process has unfolded over the last few months. After thorough discussion and deliberation, I have come to the conclusion, as has our Board, that this transaction is in the best interest of our shareholders. We have an equally strong conviction that this transaction is also in the best interest of our employees, physician customers and patients.  Let me provide my perspective.

The combination creates a clear and unassailable leader in Structural Heart. AGA Medical has established a clear leadership position with our Amplatzer Occluders. St. Jude Medical has experience with a PFO device in Europe and has an exciting development program underway for a minimally invasive, transcatheter aortic valve. A magazine recently listed the top ten product areas for the next ten years in medical devices, the combined company will be in three of the ten: PFO occlusion, LAA occlusion and the Aortic Transcatheter Valve Implantation (TAVI).

The combination will further strengthen both companies’ focus on interventional radiology. Both companies have a stated goal of expanding our footprint into interventional radiology. AGA is establishing a channel with our game-changing vascular plug. Our innovative grafts are getting closer and closer to market. St. Jude Medical has a variety of products also targeted at IR’s including both procedure support and vascular closure.

Opportunities to further strengthen channels and leverage relative strengths. A great example is the clear leadership position of St. Jude Medical in the electrophysiology community.  We view EP’s as a critical market for the Amplatzer Cardiac Plug. As a standalone entity, we could not have hoped to duplicate or build anytime soon, the strong and deep relationships that St. Jude Medical has with the EP community. St. Jude Medical’s global reach and footprint will also help us strengthen our channels in select markets currently serviced by distributors.

While we complement one another and will make a great combination, there is very little practical overlap between the two companies. Dan Starks, St. Jude Medical’s Chairman, President and Chief Executive Officer and John Heinmiller, St. Jude Medical’s CFO have both gone out of their way to remind me and other members of the AGA team that this is not the kind of acquisition that needs to be justified by expense cuts or significant synergies. They clearly believe that the value in the transaction is the pipeline, the manufacturing expertise in braided nitinol, the portfolio of products and the deep relationships our customer facing people have developed with our customers around the world.

So what will change going forward? The answer for the vast majority of the team at AGA Medical is very little. St. Jude Medical has asked me to remain your leader and I have agreed, reporting to St. Jude Medical Cardiovascular Division President Frank Callaghan. Our group will fit within the Cardiovascular Division of St. Jude Medical.  We need to stay focused on selling, servicing the customer, meeting our clinical and development milestones and keeping our product quality at the highest levels.

As we work together to move forward, we may determine there is some minor overlap and certain positions may not be needed with AGA Medical as we will no longer be an independent public company. Larry Found and I will work

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closely to communicate those decisions in a timely fashion once they are made. I will also commit that we will take steps for those affected to make that transition as smooth as possible.

As a first step in the communication process, we will host an employee meeting at 9:00 AM in the Plymouth Atrium. I am pleased that we will be joined by Dan Starks, St. Jude Medical’s CEO and Frank Callaghan, President of the Cardiovascular Division. We plan to videotape the event and make it available on the intranet later today for employee viewing. Larry Found and his team will also initiate a weblog where employees can submit their questions and we will try and answer them in a timely fashion. We also plan to send letters to our customers and distributors within the next few days.

The page is turning and a new and exciting chapter will begin shortly at AGA Medical. I want to thank all of you for your hard work and dedication to our mission. There have been several themes that I have used in past in communicating with you. One theme is to never, ever underestimate AGA Medical, our products and our team. I will amend that today, to never underestimate the power of the St. Jude Medical/AGA Medical team, an unmatched combination. The second theme is at AGA Medical, it is all about the patients. I am sure that will not change one bit as we become part of St. Jude Medical and let’s make sure that during this transition we do not lose sight of our core mission of changing patient’s lives.

Best regards,

John

Important Additional Information

The transaction described in this communication consists in part of an exchange offer by St. Jude Medical, Inc. (“St. Jude Medical”) for all of the outstanding shares of common stock of AGA Medical Holdings, Inc. (“AGA Medical”). The exchange offer has not yet commenced.  This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of AGA Medical, nor is it a substitute for the registration statement and exchange offer materials that St. Jude Medical will file with the Securities and Exchange Commission upon commencement of the exchange offer.

Investors and security holders of AGA Medical are urged to read the tender offer statement on Schedule TO and the registration statement on Form S-4, to be filed by St. Jude Medical with the SEC upon commencement of the exchange offer, and the solicitation/recommendation statement on Schedule 14d-9 regarding the exchange offer, which will be filed by AGA Medical with the SEC upon the commencement of the exchange offer.  The registration statement,  tender offer statement (including an offer to purchase, letter of transmittal and related exchange offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decisions are made with respect to the offer.

In addition to the tender offer statement, the solicitation/recommendation statement and the registration statement described above, AGA Medical and St. Jude Medical file annual, quarterly and current reports, proxy statements and other information with the SEC.  The tender offer statement, the solicitation/recommendation statement, the registration statement and any other relevant materials, when they become available, and any other documents filed with the SEC by AGA Medical or St. Jude Medical, are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.amplatzer.com and www.sjm.com, respectively.

Neither St. Jude Medical nor AGA Medical is asking for your vote or soliciting proxies in connection with the transaction at this time.  Upon consummation of the exchange offer, St. Jude Medical and AGA may seek votes or proxies in connection with the proposed back-end merger from holders of AGA shares not tendered in the exchange offer.  AGA Medical, St. Jude Medical and their respective officers and directors may be therefore deemed to be participants in the solicitation of proxies from AGA Medical’s shareholders in connection with the proposed merger.  A description of certain interests of the directors and executive officers of AGA Medical is set forth in AGA Medical’s proxy statement for its 2010 annual meeting, which was filed with the SEC on April 29, 2010. A description of certain interests of the directors and executive officers of St. Jude Medical is set forth in St. Jude Medical’s proxy statement for its 2010 annual meeting, which was filed with the SEC on March 23, 2010.  Additional information regarding the interests of such potential participants will be included in the registration statement and other relevant documents to be filed with the SEC in connection with the proposed merger.

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Annex B

Field Sales Organization — Q&A

Please refer to this morning’s press release regarding the reasons why we are excited about this transaction with St. Jude Medical and why we believe the combination will significantly strengthen our current business and better position us for the future.

Please refer to the questions and answers below for guidance about how this transaction affects our sales organization.

Q:          How does this transaction impact Field Employees and Q4 2010 as we become part of St. Jude Medical?

A:           All AGA Medical sales reps and field clinical specialists should continue business as usual. We need to stay focused on selling our products, servicing the customer, meeting our clinical and development milestones and keeping our product quality at the highest levels.

Q:          What interactions are expected between AGA Medical Reps and St. Jude Medical Reps?

A:           Until more information is shared, minimal interaction is expected. If you are contacted by a St. Jude Medical representative, please refer those calls to your manager.  The leadership teams at both AGA Medical and St. Jude Medical are working through appropriate steps and will communicate with the field organization in a timely manner as we move toward completing this transaction.

Q:          What should I expect to be asked by my customers about the combination of AGA Medical and St. Jude Medical?

A:           Physicians may want to understand how this transaction will impact them. AGA Medical customers should expect continuity of sales, service and support from AGA Medical Field employees. If asked about impact to clinical trials, the message is the same.  A key part of St. Jude Medical’s interest in our company is its current products as well as its exciting pipeline which includes all ongoing clinical trials.

Q:          What can I expect as a Field Rep?  Will field reps from either company sell each other’s products?

A:           Initially, we expect each company’s sales groups to continue selling their own products.  While we believe the sales teams and product portfolios complement and reinforce each other to our customers, it would be premature to discuss further plans at this time.  You can expect regular communication from your leadership will be part of this transition to better describe the opportunities afforded by the St. Jude Medical/AGA Medical collaboration.

Q:          How does this transaction impact markets where AGA Medical uses distributors?

A:           All distributors who sell AGA Medical products should continue business as usual. No decisions have been made as to future distribution of AGA Medical’s products.  These decisions will be made on a territory by territory basis and only after a thorough analysis with input from our distributors.  We will honor all contractual commitments with our distributors and expect each to honor their commitments in return.

Important Additional Information

The transaction described in this communication consists in part of an exchange offer by St. Jude Medical, Inc. (“St. Jude Medical”) for all of the outstanding shares of common stock of AGA Medical Holdings, Inc. (“AGA Medical”). The exchange offer has not yet commenced.  This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of AGA Medical, nor is it a substitute for the registration statement and exchange offer materials that St. Jude Medical will file with the Securities and Exchange Commission upon commencement of the exchange offer.

Investors and security holders of AGA Medical are urged to read the tender offer statement on Schedule TO and the registration statement on Form S-4, to be filed by St. Jude Medical with the SEC upon commencement of the exchange offer, and the solicitation/recommendation statement on Schedule 14d-9 regarding the exchange offer, which will be filed by AGA Medical with the SEC upon the commencement of the exchange offer.  The registration statement,  tender offer statement (including an offer to purchase, letter of transmittal and related exchange offer

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documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decisions are made with respect to the offer.

In addition to the tender offer statement, the solicitation/recommendation statement and the registration statement described above, AGA Medical and St. Jude Medical file annual, quarterly and current reports, proxy statements and other information with the SEC.  The tender offer statement, the solicitation/recommendation statement, the registration statement and any other relevant materials, when they become available, and any other documents filed with the SEC by AGA Medical or St. Jude Medical, are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.amplatzer.com and www.sjm.com, respectively.

Neither St. Jude Medical nor AGA Medical is asking for your vote or soliciting proxies in connection with the transaction at this time.  Upon consummation of the exchange offer, St. Jude Medical and AGA may seek votes or proxies in connection with the proposed back-end merger from holders of AGA shares not tendered in the exchange offer.  AGA Medical, St. Jude Medical and their respective officers and directors therefore may be deemed to be participants in the solicitation of proxies from AGA Medical’s shareholders in connection with the proposed merger.  A description of certain interests of the directors and executive officers of AGA Medical is set forth in AGA Medical’s proxy statement for its 2010 annual meeting, which was filed with the SEC on April 29, 2010. A description of certain interests of the directors and executive officers of St. Jude Medical is set forth in St. Jude Medical’s proxy statement for its 2010 annual meeting, which was filed with the SEC on March 23, 2010.  Additional information regarding the interests of such potential participants will be included in the registration statement and other relevant documents to be filed with the SEC in connection with the proposed merger.

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